                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K



(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the fiscal year ended December 31, 1996 or


[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 (NO FEE REQUIRED) for the transition period from ________ to ________.


Commission file number:  2-39822


          A. Full title of the plan and address of the plan, if different from that of the issuer named below: Equifax Inc. Employees 401(k) Retirement and Savings Plan.

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Equifax Inc., 1600 Peachtree Street, N.W., Atlanta, Georgia 30309.

                         EQUIFAX INC. EMPLOYEES 401(K)
                          RETIREMENT AND SAVINGS PLAN

                      FINANCIAL STATEMENTS AND SCHEDULES
                       AS OF DECEMBER 31, 1996 AND 1995
                                 TOGETHER WITH
                               AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Pension, Thrift and Group Plans
Investment and Administrative Committee of
Equifax Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the EQUIFAX INC. EMPLOYEES 401(K) RETIREMENT AND SAVINGS PLAN as of December 31, 1996 and 1995 and the related statement of changes in net assets available for plan benefits with fund information for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Equifax Inc. Employees 401(k) Retirement and Savings Plan as of December 31, 1996 and 1995 and the changes in its net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits with fund information is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ Arthur Andersen LLP


Atlanta, Georgia
June 10, 1997

                         EQUIFAX INC. EMPLOYEES 401(K)

                          RETIREMENT AND SAVINGS PLAN


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1996 AND 1995



                                                        1996          1995
                                                   -----------   -----------

INVESTMENTS, AT FAIR VALUE (NOTES 1 AND
 2; SCHEDULE I):
   Interest-bearing cash:
     Government Money Market Portfolio            $     85,436  $          0
     Managed Income Fund                                     0       636,008
     Equifax Stock Fund--participant-directed          163,886       689,116
     Equifax Stock Fund--nonparticipant-directed       259,390     1,102,755
   Equifax Inc. common stock:
     Participant-directed                           91,920,842    67,595,758
     Nonparticipant-directed                       145,485,996   108,169,841
   Guaranteed investment
    contracts--Managed Income Portfolio                      0    20,002,542
   Money market funds:
     Government Money Market Portfolio               4,193,050     3,506,690
     Equifax Stock Fund--participant-directed        1,038,834       827,412
     Equifax Stock Fund--nonparticipant-directed     1,644,194     1,324,063
   Common/collective trust
    fund--Managed Income Portfolio                  44,904,160    28,473,569
   Shares of registered investment
    companies:
     U.S. Bond Index Fund                            2,525,699     2,609,611
     U.S. Equity Index Portfolio                    20,835,554    14,509,015
     Asset Manager:  Fund                           11,508,197     9,931,638
     Asset Manager:  Income Fund                     2,083,498     2,135,019
     Asset Manager:  Growth Fund                    15,574,027    12,571,760
     Value Fund                                        137,357             0
     Low-Priced Stock Fund                             246,752             0
                                                  ------------  ------------
       Total investments                           342,606,872   274,084,797

DIVIDENDS AND INTEREST INCOME RECEIVABLE:
 Equifax Stock Fund--participant-directed                4,474         3,500
 Equifax Stock Fund--nonparticipant-directed             7,080         5,245
                                                  ------------  ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS            $342,618,426  $274,093,542
                                                  ============  ============


        The accompanying notes are an integral part of these statements.

                          EQUIFAX INC. EMPLOYEES 401(K)

                          RETIREMENT AND SAVINGS PLAN


                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

                    FOR PLAN BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                  PARTICIPANT-DIRECTED
                                  ----------------------------------------------------------------------------------
                                                            U.S.                           GOVERNMENT          U.S.
                                        EQUIFAX           EQUITY         MANAGED             MONEY             BOND
                                         STOC              INDEX         INCOME              MARKET           INDEX
                                         FUND            PORTFOLIO      PORTFOLIO           PORTFOLIO          FUND
                                    -------------       -----------    -----------         ----------      ----------
INVESTMENT INCOME:
 Dividends                            $ 1,018,752       $   504,395    $ 2,258,560         $         0     $ 180,417
 Interest                                  50,840                 0        609,194             182,638             0
 Net appreciation
  (depreciation) in fair
  value of investments
  (Note 2)                             28,622,306         3,186,113              0                                 0
                                      -----------       -----------    -----------         -----------     ---------
       Total investment income         29,691,898         3,690,508      2,867,754             182,638        87,407
                                      -----------       -----------    -----------         -----------     ---------

CONTRIBUTIONS:
 Participant                            3,124,732         2,036,085      1,553,571             744,695       304,226
 Employer                                       0                 0              0                   0             0
                                      -----------       -----------    -----------         -----------     ---------
       Total contributions              3,124,732         2,036,085      1,553,571             744,695       304,226
                                      -----------       -----------    -----------         -----------     ---------
PARTICIPANT WITHDRAWALS                (8,578,768)       (1,500,418)    (7,726,672)         (2,383,277)     (501,665)
                                      -----------       -----------    -----------         -----------     ---------
       Net increase (decrease)         24,237,862         4,226,175     (3,305,347)         (1,455,944)     (110,032)


NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT
 BEGINNING OF YEAR                     69,115,786        14,509,015     49,112,119           3,506,690     2,609,611


INTERFUND TRANSFERS                      (225,612)        2,100,364       (902,612)          2,227,740        26,120
                                      -----------       -----------    -----------         -----------    ----------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT END OF YEAR         $93,128,036       $20,835,554    $44,904,160         $ 4,278,486    $2,525,699
                                      ===========       ===========    ===========         ===========    ==========




                               -----------------------------------------------------------------    NONPARTICIPANT-
                                                 ASSET         ASSET                      LOW-         DIRECTED
                                  ASSET         MANAGER:       MANAGER:                  PRICED        EQUIFAX
                                 MANAGER         INCOME        GROWTH        VALUE       STOCK          STOCK
                                  FUND            FUND         FUND          FUND         FUND           FUND             TOTAL
                               -----------    ----------    -----------    --------     --------     ------------      ------------
INVESTMENT INCOME:
 Dividends                     $   896,251     $ 153,666    $ 1,303,228    $ 11,073     $  3,567     $  1,612,410      $  7,942,319
 Interest                                0             0              0           0            0           80,466           923,138
 Net appreciation
  (depreciation) in fair
  value of investments
  (Note 2)                         386,136         1,943      1,016,103      (7,965)      10,913       45,316,532        78,439,071
                               -----------    ----------    -----------    --------     --------     ------------      ------------
       Total investment
        income                   1,282,387       155,609      2,319,331       3,108       14,480       47,009,408        87,304,528

                               -----------    ----------    -----------    --------     --------     ------------      ------------
CONTRIBUTIONS:
 Participant                     1,290,923       298,157      2,207,768       8,092        9,084                0        11,577,333
 Employer                                0             0              0           0            0        4,132,386         4,132,386
                               -----------    ----------    -----------    --------     --------     ------------      ------------
       Total contributions       1,290,923       298,157      2,207,768       8,092        9,084        4,132,386        15,709,719
                               -----------    ----------    -----------    --------     --------     ------------      ------------
PARTICIPANT WITHDRAWALS         (1,059,467)     (389,604)    (1,254,676)          0            0      (11,094,816)      (34,489,363)
                               -----------    ----------    -----------    --------     --------     ------------      ------------
       Net increase
        (decrease)               1,513,843        64,162      3,272,423      11,200       23,564       40,046,978        68,524,884


NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT
 BEGINNING OF YEAR               9,931,638     2,135,019     12,571,760           0            0      110,601,904       274,093,542


INTERFUND TRANSFERS                 62,716      (115,683)      (270,156)    126,157      223,188       (3,252,222)                0
                               -----------    ----------    -----------    --------     --------     ------------      ------------
NET ASSETS AVAILABLE FOR
 PLAN BENEFITS AT END OF
 YEAR                          $11,508,197    $2,083,498    $15,574,027    $137,357     $246,752     $147,396,660      $342,618,426
                               ===========    ==========    ===========    ========     ========     ============      ============


         The accompanying notes are an integral part of this statement.

                         EQUIFAX INC. EMPLOYEES 401(K)

                          RETIREMENT AND SAVINGS PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


                           DECEMBER 31, 1996 AND 1995

 1. DESCRIPTION OF THE PLAN

    GENERAL

    The following brief description of the Equifax Inc. Employees 401(k) Retirement and Savings Plan (the "Plan"), formerly known as the Equifax Inc. Employees' Thrift Plan, is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

    The Plan became effective April 1, 1971 and has been amended from time to time. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended. All salaried employees of the participating companies of Equifax Inc. and its subsidiaries (the "Company") who have completed one year of service and have attained the age of 21 are eligible to participate in the Plan.

    Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's earnings, company contributions, and the participant's contributions. Allocations of earnings are based on participant account balances, as defined.

    CONTRIBUTIONS

    Each participant may make basic contributions from 1% to 6% of his/her total salary (base salary for highly compensated employees) through payroll deductions on a pretax or an after-tax basis. In addition, each nonhighly compensated participant may elect to make supplemental contributions of 1% to 10% of pay on a pretax or an after-tax basis through payroll deductions, subject to certain limits. Participants may also elect to make supplemental contributions by making an after-tax lump-sum contribution. Supplemental contributions are limited to 10% of pay for all years of participation in the Plan, less after-tax contributions made in previous years.

    The Plan requires the Company to make minimum annual contributions of 25% of the sum of all basic contributions made by participants during that year, net of any in-service withdrawals, without regard to lump-sum cash contributions and roll-over contributions, either deposited or withdrawn. Employer contributions shall not exceed the maximum amount which, together with employer contributions to the Equifax Inc. U.S. Retirement Income Plan
   for a plan year, is deductible under the Internal Revenue Code (the "IRC") or such other federal income tax statutory provision as may be applicable.

   All employer contributions are made to the Equifax Stock Fund. Participant contributions are allocated among investment options as directed by the individual participants.

   Effective July 1, 1993, all participants are 100% vested in employer matching contributions.

   ADMINISTRATION

   The Plan is administered by the Company. The trustee of the Plan is Fidelity Management Trust Company ("Fidelity" or the "Trustee"). Fidelity also performs participant record-keeping and other administrative duties for the Plan. The Equifax Inc. Pension, Thrift and Group Plans Investment and Administrative Committee is appointed by the Company's board of directors and oversees the Plan's operations.

   INVESTMENT OPTIONS

   The Plan allows participants to select among ten different investment options and allows daily changes in investment elections:

        The Fidelity Retirement Government Money Market Portfolio ("Money Market Fund") strives to keep invested principal stable while generating current income by investing in money market instruments which are issued or guaranteed by the U.S. government. The portfolio itself is neither insured nor guaranteed by the U.S. government.

        The Managed Income Portfolio is a stable value fund that seeks to preserve invested principal while providing a competitive level of income over time. The goal of the portfolio is to maintain a stable $1 share price, although there is no assurance that it will do so. This investment option held individual guaranteed investment contracts ("GICs") through 1996 and changed to investing mainly in the Fidelity collective trust in 1996 as the individual GICs matured. The Fidelity collective trust purchases investment contracts issued by banks, insurance companies, and other approved financial institutions. The portfolio's yield will fluctuate.

        The Fidelity U.S. Bond Index Fund is a mutual fund which seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in The Lehman Brothers Aggregate Bond Index. The portfolio invests only in debt securities that are of investment-grade or the equivalent.

        The Fidelity U.S. Equity Index Portfolio is a growth and income mutual fund. It seeks to duplicate the composition and total return of the S&P 500 which is comprised of U.S. publicly traded common stocks. Total return performance is the combination of capital appreciation and income.

        The Equifax Stock Fund ("ESF") is a portfolio which invests primarily in Equifax common stock. A small portion of the fund will be used to purchase short-term investments for liquidity. All Equifax matching contributions are invested in this fund and may not be moved by participants to other funds until the participant is separated from service.

        The Fidelity Asset Manager: Income is a mutual fund which seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, and short-term interest-bearing securities. The fund emphasizes investments in bonds and other short-term securities for income and price stability.

        The Fidelity Asset Manager (TM) is a mutual fund which may invest in stocks, bonds, and other short-term securities, both in the U.S. and abroad. The fund seeks high total return with moderate risk over the long-term.

        The Fidelity Asset Manager: Growth is a mutual fund which seeks to maximize total return over the long-term by investing in a more aggressive mix of stocks, bonds, and other short-term securities. The fund may invest in both U.S. and foreign securities.

        The Fidelity Low-Priced Stock Fund (new in 1996) seeks capital appreciation and invests primarily in equity securities of small market capitalization companies considered undervalued or out of favor with investors and offers the possibility for significant growth. The majority of the equity securities held are $25 or less (i.e., "Low Priced"). The fund characteristics should be anticipated to reflect a price/earnings ratio less than the S&P 500 and include foreign securities. The securities held are often stocks of smaller, less well-known companies. A redemption fee of 1.5% is charged if a participant sells shares held less than 90 days.

        The Fidelity Value Fund (new in 1996) invests primarily in stocks of companies that possess valuable assets (i.e., equipment, franchises, real estate, natural resources, etc.) or that the fund manager feels are undervalued. The fund seeks capital appreciation by investing in large market capitalization securities with a value-oriented investment style. The fund may invest in both U.S. and foreign securities.

   Direct exchanges between the Money Market Fund and the Managed Income Portfolio are not allowed. An exchange must be made to a noncompeting fund for 90 days.

   BENEFITS

   Withdrawals from participant accounts may be made only for the following reasons: termination of employment, financial hardship, retirement, death, disability, or attainment of age 59.5. Upon occurrence of one of these events and upon election of the participant, the Plan will distribute to the participant 100% of the participant's account balance. This lump-sum distribution is payable in cash, company common stock, or a combination of the two, at the participant's election.

   If a participant's account balance is less than $3,500 upon retirement or termination, a distribution of the participant's account will be made automatically. In-service withdrawals of the company matching portion of a participant's account are not allowed.

   PLAN TERMINATION

    Although the Company intends for the Plan to be permanent, the Plan provides that the Company has the right to discontinue contributions or terminate the Plan at any time. In the event of the Plan's termination, the Trustee shall determine as of the termination date the value of the account balance of each participant, former participant, and beneficiary. Each such account balance shall become fully vested. The Trustee shall then make a distribution in a time and manner solely determined by the board of directors of the Company.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The financial statements of the Plan are prepared on the accrual basis of accounting.

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

    EXPENSES

    All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the participating companies of the Company. The expenses for administration include the fees and expenses of the Plan's Trustee.

    VALUATION OF PLAN INVESTMENTS

    Investments of the Plan are carried at fair value as determined by quoted market price, except for guaranteed investment contracts, which are carried at contract value.

    The Plan adopted Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," effective January 1, 1995. This SOP specifies that fully benefit-responsive investment contracts held by defined contribution plans should continue to be reported at contract value. The guaranteed investment contracts held by the Plan at December 31, 1995 have been determined to be fully benefit-responsive and are therefore carried at contract value in the accompanying financial statements.

    The fair value of the guaranteed investment contracts as of December 31, 1995 was approximately $20,003,000. All guaranteed investment contracts held by the Plan matured during the Plan year ended December 31, 1996.

    In addition, the Fidelity Managed Income Portfolio is a collective trust which invests in guaranteed investment contracts issued by insurance companies and banks as well as synthetic investment contracts. The portfolio's trustee determines the fair values of these contracts in good faith.

   The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1996 and 1995 are as follows:


              1996:
                Equifax Inc. common stock               $237,406,838
                Fidelity Managed Income Portfolio         44,904,160
                Fidelity U.S. Equity Index Portfolio      20,835,554
              1995:
                Equifax Inc. common stock                175,765,599
                Fidelity Managed Income Portfolio         28,473,569
                Fidelity U.S. Equity Index Portfolio      14,509,015


   NET APPRECIATION IN FAIR VALUE OF INVESTMENTS


   The net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for plan benefits with fund information reflects the net difference between the market value and cost of investments bought and sold as well as held and distributed during the year.

   The net appreciation in the fair value of investments by category for the year ended December 31, 1996 is as follows (in thousands):


              Common stock                                $73,939
              Registered investment companies               4,500
                                                          -------
                                                          $78,439
                                                          =======


   PARTICIPANT-DIRECTED FUND INFORMATION


    The ESF assigns units to all participants. As of December 31, 1996 and 1995, the per unit values of this fund were $31.17 and $21.54, respectively. Outstanding units were 7,716,544.646 and 8,343,562.324 for December 31, 1996 and 1995, respectively.

 3. TAX STATUS

    The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") dated November 13, 1996. In the opinion of plan management, the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore, the related trust is exempt from federal income taxes.

 4. SUBSEQUENT EVENT

    Equifax Inc. has announced its intention to spin off its insurance services group ("ISG") into a new public company, ChoicePoint Inc. ("ChoicePoint"). The spin-off is expected to be completed in mid-1997. With the spin-off of the ISG, Equifax will terminate the services of employees in those operations, and those affected employees will become ChoicePoint employees.

    As a result of the spin-off, a new ChoicePoint 401(k) plan will receive a transfer from the Plan of participant account balances of ChoicePoint employees, and employees of ChoicePoint will not be eligible for participation in the Plan.

                                                                      SCHEDULE I

                         EQUIFAX INC. EMPLOYEES 401(K)

                          RETIREMENT AND SAVINGS PLAN


           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996





                                           DESCRIPTION OF INVESTMENT,
                                        INCLUDING MATURITY DATE, RATE OF
   IDENTITY OF ISSUER, BORROWER,       INTEREST, COLLATERAL, AND PAR OR                         CURRENT
    LESSOR, OR SIMILAR PARTY                  MATURITY VALUE                     COST            VALUE
------------------------------------  ----------------------------------     ------------     ------------
*  FIDELITY MANAGEMENT TRUST COMPANY   Interest-bearing cash                 $    508,712     $    508,712
                                                                             ------------     ------------
*  EQUIFAX INC.                        Common stock, 7,752,060 shares          47,275,634      237,406,838
                                                                             ------------     ------------

   COMMON/COLLECTIVE TRUST FUND:
*  Fidelity Group Trust for Employee
   Benefit Plans                       Managed Income Portfolio                44,904,160       44,904,160
                                                                             ------------     ------------
   MONEY MARKET FUNDS:
*  Fidelity Money Market Trust         Retirement Government Money
                                         Market Portfolio                       4,193,050        4,193,050
*  Fidelity                            Institutional Cash Portfolio             2,683,028        2,683,028
                                                                             ------------     ------------
                                                                                6,876,078        6,876,078
                                                                             ------------     ------------
   SHARES OF REGISTERED INVESTMENT
   COMPANIES:
*  Fidelity Institutional Trust
   Portfolio                           Fidelity U.S. Equity Index              15,166,659       20,835,554
*  Fidelity Concord Street Trust       Fidelity U.S. Bond Index Fund            2,551,627        2,525,699
*  Fidelity Charles Street Trust       Fidelity Asset Manager                  10,636,861       11,508,197
*  Fidelity Charles Street Trust       Fidelity Asset Manager:  Income          1,997,348        2,083,498
*  Fidelity Charles Street Trust       Fidelity Asset Manager:  Growth         13,820,358       15,574,027
*  Fidelity Capital Trust              Fidelity Value Fund                        145,317          137,357
*  Fidelity Puritan Trust              Fidelity Low-Priced Stock Fund             235,841          246,752
                                                                             ------------     ------------
     Total shares of registered
     investment companies                                                      44,554,011       52,911,084
                                                                             ------------     ------------
                                                                             $144,118,595     $342,606,872
                                                                             ============     ============

                        *Represents a party in interest.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                         EQUIFAX INC. EMPLOYEES 401(K)

                          RETIREMENT AND SAVINGS PLAN


               ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                     CURRENT VALUE
                                                                                                      OF ASSET ON
                                                       PURCHASE         SELLING         COST OF       TRANSACTION
IDENTITY OF PARTY INVOLVED AND DESCRIPTION OF ASSET     PRICE            PRICE           ASSET           DATE           NET GAIN
---------------------------------------------------  ------------     -----------     -----------    -------------    -----------
*  EQUIFAX INC. COMMON STOCK:
     Purchased (13 transactions)                      $ 8,396,104     $         0     $         0     $         0     $         0
     Sold (110 transactions)                                    0      20,701,833       4,799,368      20,701,883      15,902,465

*  FIDELITY MANAGED INCOME PORTFOLIO:
     Purchased (252 transactions)                      28,234,283               0               0               0               0
     Sold (251 transactions)                                    0      11,803,691       11,803,691     11,803,691               0

*  FIDELITY INSTITUTIONAL CASH PORTFOLIO:
     Purchased (108 transactions)                      22,742,777               0               0               0               0
     Sold (158 transactions)                                    0      22,173,165      22,173,165      22,173,165               0

   GUARANTEED INVESTMENT CONTRACT--TRAVELERS GR 15546
     AND GR 15942:
       Matured (2 transactions)                                 0      20,582,764      20,582,764      20,582,764               0



              *Represents a transaction with a party in interest.

(a) Represents transactions or a series of transactions in securities of the same issue in excess of 5% of the current value of plan assets at the beginning of the year.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


          The Plan.  Pursuant to the requirements of the Securities Exchange Act
          --------
of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         EQUIFAX INC. 401(k) RETIREMENT AND
                                         SAVINGS PLAN

Date:  June 16, 1997                    By: /s/ David A. Post
                                            ----------------------------------
                                               David A. Post
                                               Corporate Vice President and
                                               Chairman of the Pension,
                                               Thrift and Group Benefit Plans
                                               Administrative Committee

                                 EXHIBIT INDEX
                                 -------------


Exhibit
Number
------

  23       Written Consent of Independent Public Accountants